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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

                                                           1-8574
                                              ----------------------------------
                                                   (Commission File Number)


                               UNITED FOODS, INC.
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             (Exact name of registrant as specified in its charter)

           Ten Pictsweet Drive, Bells, Tennessee 38006 (901) 422-7600
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Class A Common Stock, $1.00 Par Value of United Foods, Inc. Class B Common Stock, $1.00 Par Value of United Foods, Inc.
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)     [X]                Rule 12h-3(b)(1)(ii)    [ ]
   Rule 12g-4(a)(1)(ii)    [ ]                Rule 12h-3(b)(2)(i)     [ ]
   Rule 12g-4(a)(2)(i)     [ ]                Rule 12h-3(b)(2)(ii)    [ ]
   Rule 12g-4(a)(2)(ii)    [ ]                Rule 15d-6              [ ]
   Rule 12h-3(b)(1)(i)     [X]

 Approximate number of holders of record as of the certification or notice date:
                                      One*
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*Upon consummation of the merger of UF Acquisition Corp., a Delaware corporation, with and into United Foods, Inc., with United Foods, Inc. as the surviving entity, Pictsweet LLC became the sole stockholder of United Foods, Inc.

   Pursuant to the requirements of the Securities Exchange Act of 1934, United Foods, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: September 23, 1999                     UNITED FOODS, INC.



                                             By: /s/ B.M. Ennis
                                                --------------------------------
                                             Name:   B.M. Ennis
                                                   -----------------------------
                                             Title:  President
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